UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of November 2011

Commission File Number:  000-29106

KNIGHTSBRIDGE TANKERS LIMITED
(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road,
Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of Knightsbridge Tankers Limited (the "Company"), dated November 7, 2011, containing the Company's earnings release for the third quarter of 2011.

This Report on Form 6-K and the exhibit hereto are hereby incorporated by reference into the Company's Registration Statement on Form F-3 (Registration No. 333-175125) that was declared effective on July 27, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNIGHTSBRIDGE TANKERS LIMITED
Date: November 9, 2011	By: /s/ Inger M. Klemp Name: Inger M. Klemp Title: Chief Financial Officer

Exhibit 1

Knightsbridge Tankers Limited

HIGHLIGHTS

•	Knightsbridge reports net income of $9.1 million and earnings per share of $0.37 for the third quarter of 2011.
•	Knightsbridge reports EBITDA of $16.2 million and EBITDA per share of $0.66 for the third quarter of 2011.
•	Knightsbridge announces a cash dividend of $0.50 per share for the third quarter of 2011.
•	Knightsbridge reports net income of $24.9 million and earnings per share of $1.02 for the nine months ended September 30, 2011.

THIRD QUARTER 2011 AND NINE MONTHS RESULTS

Knightsbridge Tankers Limited (the "Company" or "Knightsbridge") reports net income of $9.1 million and earnings per share of $0.37 for the third quarter compared to net income of $7.2 million and earnings per share of $0.30 for the second quarter of 2011. Net income increased primarily due to no dry docking costs in the third quarter compared with dry docking costs of $1.8 million for the VLCC Hampstead in the second quarter. The average daily time charter equivalents ("TCEs") earned by the Company's VLCCs, excluding bareboat charters, and Capesize vessels were $25,300 and $36,800, respectively, compared with $29,000 and $36,600 in the preceding quarter.

Cash and cash equivalents decreased by $4.3 million in the quarter. The Company generated cash from operating activities of $8.8 million, used $0.9 million to repay loan facilities and paid $12.2 million in dividends. While net income in the third quarter increased compared with the second quarter, cash generated from operations in the third quarter decreased primarily attributable to delayed charterhire payments. In November 2011, the Company has an average cash breakeven rate for the fourth quarter 2011 for its VLCCs, which are on time charter and Capesize vessels of $20,100 and $8,500, respectively, per vessel per day. The VLCC rate includes remaining dry docking payment for Hampstead. The VLCCs which are on bare-boat charters have a cash break even rate of $4,200 per vessel per day.

For the nine months ended September 30, 2011 the Company reports net income of $24.9 million and earnings per share of $1.02. The average daily TCEs for the Company's VLCCs, excluding bareboat charters, and Capesize vessels for the nine months ended September 30, 2011 were $29,200 and $36,700 respectively.

THE TANKER MARKET

The market rate for a VLCC trading on a standard 'TD3' voyage between the Arabian Gulf and Japan in the third quarter of 2011 was WS 47, representing a decrease of approximately WS 6 points from the second quarter of 2011 and a decrease of WS 5.5 points from the third quarter of 2010.

Bunkers at Fujairah averaged $664/mt in the third quarter of 2011 compared to $657/mt in the second quarter of 2011; an increase of $7/mt. Bunker prices varied between a low of $626.5/mt at the end of September and a high of $699.5/mt in early August.

The International Energy Agency's ("IEA") October 2011 report stated an average OPEC oil production, including Iraq, of 30.09 million barrels per day (mb/d) during the third quarter of the year. This was an increase of 650,000 barrels per day compared to the second quarter of 2011 and an increase of 820,000 barrels per day compared to the third quarter of 2010.

IEA further estimates that world oil demand averaged 89.78 mb/d in the third quarter of 2011, representing an increase of approximately 1.8 mb/d compared to the previous quarter, and an increase of approximately 1.07 mb/d from the third quarter of 2010. Additionally, the IEA estimates that world oil demand will average approximately 89.23 mb/d in 2011, representing an increase of 1.1 percent or approximately 0.99 mb/d from 2010.

The VLCC fleet totalled 588 vessels at the end of the third quarter of 2011, up from 574 vessels at the end of the previous quarter. 14 VLCCs were delivered during the quarter. The orderbook counted 131 vessels at the end of the third quarter, down from 143 orders from the previous quarter. Two new orders were placed during the quarter, and the current order book represents about 22 percent of the VLCC fleet. According to Fearnleys, the single hull fleet stands at 35 vessels.

THE DRY BULK MARKET

The third quarter of 2011 was yet another quarter which surpassed most analysts' expectations. Given the large order book with record high deliveries both this year and next, it has been difficult to imagine a demand scenario which was able to cope with supply growth and maintain utilization at levels giving owners of dry bulk tonnage decent returns.

Since the start of the dry bulk super cycle which lasted for five years from 2003, dependence on Chinese economic growth has increased at a steady pace. The third quarter of 2011 was no exception with high Chinese import growth for both iron ore and coal being the main reasons for the relatively strong performance of dry bulk vessels. Average earnings for Capesize vessels were$17,000 per day while a Panamax in comparison earned approximately $13,000 per day. Earnings for the latter segment were stable throughout the quarter while Capesizes experienced a steady rise from bleak levels.

Iron ore is the main commodity carried by Capesizes and China increased its import by more than 17 percent compared to same quarter previous year. Coal imports to China increased by almost 30 percent year-on-year. In addition, other Asian countries contributed to the strong demand growth. Korea increased its iron ore imports by more than 20 percent and the rebuilding of Japan after the March 2011 earthquake and tsunami also contributed positively.

These high growth numbers alone are still not sufficient to explain a utilization rate, which averaged 85 percent last quarter. Congestion remains as a positive factor for owners and between six to eight percent of vessel capacity was tied up in the third quarter.

Chinese coastal trade increased by 17 percent during the third quarter and more than 300 million tons of dry bulk commodities was carried off the Chinese coast. On an annual basis, this represents 20 million dwt capacity. We have not seen the same focus on slow steaming in dry bulk as in other segments. However, analysis shows that average speed of the sailing fleet has dropped by more than two knots since 2008. This is not due to an effort to improve market conditions but rather a function of high bunker prices and optimizing earnings.

Still, the focus has to be on the order book. So far this year approximately 205 vessels in the Capesize segment have been delivered, but at the same time almost 70 vessels of the same size have been scrapped. Delivery ratio compared to the official order book remains below 70 percent.

Most analysts agree that the dry bulk market does not have a demand problem. Iron ore and coal imports to China and India are expected to grow at a steady pace over the next 5 years. A lot of new iron ore capacity will enter the market from 2013 onwards, which could put a downward pressure on international iron prices. This should support the freight market due to expensive, low quality Chinese iron ore production. However, the order book for the remainder of this year and 2012 is still a major concern and is the main reason why the forward freight assessment (FFA) is in backwardation. Despite the positive development in the freight market, asset values dropped further during third quarter. A five year old Capesize was priced at $39 million while a newbuilding resale was priced at approximately $50 million. There is a lot of uncertainty related to asset values going forward, but we observe that more forecasters state that they see limited downside.

CORPORATE AND OUTLOOK

The Company's VLCC and Capesize fleet is fixed on time and bareboat charters expiring between 2012 and 2016, except for the VLCC Kensington which is employed in the spot market.

In spite of falling vessel values, the Company's position is satisfactory as regards loan to value ratios. The Company's charter portfolio and its low gearing reduces risk exposure.

It is the Company's intention to grow the fleet, as stated previously. The negative developments in asset values, however have made it appropriate to delay new investments. The Board believes it may now be time to pursue investment opportunities and to take advantage of the current weakness in the market to develop new projects with the aim to secure long term dividend capacity. The Company is well positioned for growth with a conservative balance sheet, cash at hand and availability of a $75 million revolving credit facility.

On November 7, 2011, the Board declared a dividend of $0.50 per share. The record date for the dividend is November 18, 2011, the ex dividend date is November 16, 2011 and the dividend will be paid on or around December 2, 2011.

24,425,699 ordinary shares were outstanding as of September 30, 2011, and the weighted average number of shares outstanding for the quarter was 24,425,699.

FORWARD LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Knightsbridge desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in Knightsbridge's operating expenses, including bunker prices, drydocking and insurance costs, the market for Knightsbridge's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by Knightsbridge with the Securities and Exchange Commission.

The Board of Directors
Knightsbridge Tankers Limited
Hamilton, Bermuda
November 7, 2011

Questions should be directed to:
Contact:	Ola Lorentzon: Chairman, Knightsbridge Tankers Limited + 46 703 998886
Inger M. Klemp: Chief Financial Officer, Knightsbridge Tankers Limited +47 23 11 40 76

KNIGHTSBRIDGE TANKERS LIMITED
THIRD QUARTER REPORT (UNAUDITED)

2010 Jul-Sept	2011 Jul-Sept	INCOME STATEMENT (in thousands of $)	2011 Jan-Sept	2010 Jan-Sept	2010 Jan-Dec

23,744	25,966	Operating revenues	71,271	74,271	95,897
		Operating expense
3,275	4,728	Voyage expenses	7,826	9,422	10,467
4,261	4,054	Ship operating expenses	14,853	12,963	19,678
759	973	Administrative expenses	2,586	2,177	3,018
5,079	5,737	Depreciation	17,023	13,986	19,567
13,374	15,492	Total operating expenses	42,288	38,548	52,730

10,370	10,474	Net operating income	28,983	35,723	43,167

		Other income (expenses)
14	13	Interest income	45	22	54
(1,219)	(1,249)	Interest expense	(3,668)	(2,692)	(3,940)
(293)	(159)	Other financial items	(496)	(500)	(724)
(1,498)	(1,395)	Total other expenses	(4,119)	(3,170)	(4,610)

8,872	9,079	Net income	24,864	32,553	38,557

$0.48	$0.37	Earnings per share ($)	$1.02	$1.86	$2.02

		Income on timecharter basis ($ per day per vessel)*
$30,800	$25,300	VLCC (excluding bareboat charters)	$29,200	$38,500	$37,700
$40,700	$36,800	Capesize	$36,700	$43,500	$41,100
		* Calender days less off-hire after deduction of broker commission

Note: EBITDA is defined as earnings before interest, taxes, depreciation and amortization. EBITDA in Q3 2011 is calculated as $16,207,000 based on net income ($9,079,000) plus depreciation ($5,737,000), net interest expense ($1,236,000) and amortization of deferred charges ($155,000)

KNIGHTSBRIDGE TANKERS LIMITED
THIRD QUARTER REPORT (UNAUDITED)

BALANCE SHEET (in thousands of $)	2011 Sept 30	2010 Sept 30	2010 Dec 31
ASSETS
Short term
Cash and cash equivalents	49,362	21,053	56,771
Restricted cash	15,000	15,000	15,000
Other current assets	16,720	8,249	6,157
Long term
Vessels, net	442,010	402,414	459,032
Deferred charges	2,265	1,935	2,629
Other long term assets	1,671	-	2,364

Total assets	527,028	448,651	541,953
LIABILITIES AND EQUITY
Short term
Current portion of long-term debt	3,600	32,350	3,600
Other current liabilities	8,098	10,650	8,712
Long term
Long-termdebt	151,040	129,640	153,740
Equity	364,290	276,011	375,901

Total liabilities and equity	527,028	448,651	541,953

KNIGHTSBRIDGE TANKERS LIMITED
THIRD QUARTER REPORT (UNAUDITED)

2010 Jul-Sept	2011 Jul-Sept	STATEMENT OF CASHFLOWS (in thousands of $)	2011 Jan-Sept	2010 Jan-Sept	2010 Jan-Dec
		OPERATING ACTIVITIES
8,872	9,079	Net income	24,864	32,553	38,557
		Adjustments to reconcile net income to net cash provided by operating activities;
5,319	5,892	Depreciation and amortization	17,467	14,411	20,219
-	267	Other, net	796	-	152
5,834	(6,387)	Change in operating assets and liabilities	(11,118)	2,607	3,543

20,025	8,851	Net cash provided by operating activities	32,009	49,571	62,471

		INVESTING ACTIVITIES
-	-	Change in restricted cash	-	(5,000)	(5,000)
-	-	Additions to newbuildings	-	(3,600)	(3,600)
(47,000)	-	Purchase of vessels	-	(47,000)	(94,000)

(47,000)	-	Net cash used in investing activities	-	(55,600)	(102,600)

		FINANCING ACTIVITIES
(57,250)	(900)	Repayment of long-term debt	(2,700)	(64,230)	(168,880)
105,740	-	Proceeds from long-term debt	-	105,740	205,740
(1,140)	-	Debt fees paid	(79)	(1,140)	(2,061)
-	-	Net proceeds from share issuance	-	-	87,602
(9,282)	(12,213)	Dividends paid	(36,639)	(21,252)	(33,465)

38,068	(13,113)	Net cash (used in) provided by financing activities	(39,418)	19,118	88,936

11,093	(4,262)	Net (decrease) increase in cash and cash equivalents	(7,409)	13,089	48,807
9,960	53,624	Cash and cash equivalents at start of period	56,771	7,964	7,964
21,053	49,362	Cash and cash equivalents at end of period	49,362	21,053	56,771

KNIGHTSBRIDGE TANKERS LIMITED
THIRD QUARTER REPORT (UNAUDITED)

STATEMENT OF CHANGES IN EQUITY (in thousands of $)	2011 Jan-Sept	2010 Jan-Sept	2010 Jan-Dec
NUMBER OF SHARES OUTSTANDING
Balance at beginning of period	24,425,699	17,100,000	17,100,000
Shares issued	-	1,464,515	7,325,699
Balance at end of period	24,425,699	18,564,515	24,425,699
SHARE CAPITAL
Balance at beginning of period	244	171	171
Shares issued	-	15	73
Balance at end of period	244	186	244
ADDITIONAL PAID IN CAPITAL
Balance at beginning of period	131,026	-	-
Shares issued	-	24,985	131,026
Restricted stock unit expense	164	-	-
Balance at end of period	131,190	24,985	131,026
CONTRIBUTED CAPITAL SURPLUS
Balance at beginning and end of period	179,019	179,019	179,019
RETAINED EARNINGS
Balance at beginning of period	65,612	60,520	60,520
Net income	24,864	32,553	38,557
Dividends paid	(36,639)	(21,252)	(33,465)
Balance at end of period	53,837	71,821	65,612
Total Equity	364,290	276,011	375,901